

13003840

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 2^ TO THE FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Edgewater Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001584770
(Registrant's CIK Number)

Exhibit 99.3.2^ to the Pre-Effective Amendment No. 2^ to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-191125
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document (If Other Than the Registrant))

{Clients/1528/00198722.DOC/ }

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Joseph, State of Michigan on November 8, 2013

EDGEWATER BANCORP, INC.

By: 

Richard E. Dyer
President and Chief Executive Officer

{Clients/1528/00194405.DOC/ }

EXHIBIT 99.3

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Edgewater Bancorp, Inc.
St. Joseph, Michigan

As Of:
November 6, 2013

Prepared By:

Keller & Company, Inc.
555 Metro Place North
Suite 524
Dublin, Ohio 43017
(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION UPDATE REPORT

Prepared for:

Edgewater Bancorp, Inc.

St. Joseph, Michigan

As Of:

November 6, 2013

KELLER & COMPANY, INC.

FINANCIAL INSTITUTION CONSULTANTS

555 METRO PLACE NORTH
SUITE 524
DUBLIN, OHIO 43017

(614) 766-1426 (614) 766-1459 FAX

November 6, 2013

Board of Directors
Edgewater Bank
Edgewater Bancorp, Inc.
321 Main Street
St. Joseph, Michigan 49085

To the Board:

We hereby submit a Valuation Appraisal Update ("Update") as of November 6, 2013, to our original Conversion Valuation Appraisal Report as of August 15, 2013 ("Original Appraisal"), in recognition of Edgewater Bank's current financials as of September 30, 2013, and recent developments, specifically relating to the Bank's announcement of the sale of its branch office in Decatur, Michigan. This Update reflects an update to the pro forma market value of the to-be-issued stock of the Edgewater Bancorp, Inc. (the "Corporation"), which is the holding company of Edgewater, St. Joseph, Michigan. Such stock is to be issued by Edgewater in connection with the application by the Corporation to complete a stock offering, with the Corporation to own 100 percent of the Bank. This Update was prepared after a review of the Original Appraisal and is being submitted to the Federal Reserve Board and to the Office of the Comptroller of the Currency as an update of the Original Appraisal.

Our preparation of this Update has included conversations with the management of Edgewater, the law firm of Luse, Gorman, Pomerenk and Schick, PC and the investment banking firm of Sterne Agee. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Update, we have given consideration to the change in Edgewater's financial condition from June 30, 2013, to September 30, 2013, and the change in the Bank's earnings for the twelve months ended September 30, 2013, relative to the Bank's earnings for the twelve months ended June 30, 2013.

The comparable group in this Update has not changed from the Original Valuation. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly traded thrift institutions in Edgewater's city, county and market area revealed no institutions involved in such activity. Due to the fact that new financials as of September 30, 2013, were not yet available for the comparable group, the comparable group reflects the same financials and financial ratios as well as pricing ratios as were shown in the Original Valuation.

The financial position of Edgewater has experienced a moderate decrease in its earnings position, due to higher losses in the three months ended September 30, 2013, and a moderate decrease in its equity level and tangible equity level at September 30, 2013, relative to June 30, 2013. The Bank had a net loss of $672,000 for the three months ended September 30, 2013, compared to a net loss of $372,000 for the three months ended June 30, 2013. The higher loss in the quarter ended September 30, 2013, was primarily the result of a $171,000 increase in losses on the sale of REO, an increase in professional fees of $142,000, a reduction in mortgage banking income of $42,000, an increase in other real estate owned expenses of $52,000 and an increase in provision for loan losses of $25,000.

The Bank's equity level at September 30, 2013, was $8,088,000, after the $1,650,000 adjustment for the cost to withdraw the defined benefit plan, down from $8,865,000 at June 30, 2013. The decrease in equity of $777,000 was due to the Bank's higher losses in the quarter ended September 30, 2013, of $672,000 combined with an increase in its unrealized losses on securities of $105,000. The Bank's tangible equity level decreased a similar $742,000 during the same time period due to the same two factors.

Edgewater does anticipate continuing to incur higher expenses due to the Bank's relatively high level of nonperforming assets of 3.84 percent of assets at September 30, 2013, with such expenses consisting of further losses on real estate owned, higher professional fees related to problem assets, higher provision for loan losses and other expenses related to the liquidation of real estate owned, with real estate owned totaling $1,216,000 at September 30, 2013, compared to a lesser $1,114,000 at June 30, 2013.

Edgewater did announce the planned sale of its branch office in Decatur, Michigan, in early October 2013, subsequent to the Original Valuation as of August 15, 2013. The branch will be acquired by Honor Credit Union of St. Joseph, Michigan, who will acquire the office and assume the $14.9 million in total deposits with no premium on deposits to be paid and no loans sold related to the Decatur office. The primary impact of the Decatur branch sale, which is expected to close in the first quarter of 2014, is a reduction in overhead expenses of approximately $260,000 a year. In addition, the Bank may incur additional compensation costs related to the Bank's new stock benefit plan, which does require shareholder approval after six months, along with the increase in expenses associated with operating as a public company.

This Update did recognize the earnings benefit related to the elimination of the defined benefit plan of $100,000 in cost reductions a year as was also recognized in the Original Valuation and shown in the original Exhibit 7.

As part of this Update, in light of the estimated cost reductions of $260,000 related to the Decatur branch sale, we have determined a new core earnings level for the twelve months ended September 30, 2013, relative to our original core earnings level for the twelve months ended June 30, 2013. The insert below shows the core earnings calculation for these two periods and the resulting core earnings level.

Core Earnings
(In thousands)

Item	Twelve Months Ended June 30, 2013 [1]	Twelve Months Ended September 30, 2013
Net income before taxes	$ (1,369)	$ (1,677)
Adjustments:		
Mortgage banking income	(250)	(95)
Losses on sale of REO	219	379
Provision for loan losses	463	153
REO expenses	142	148
Elimination of defined benefit plan	100	100
Decatur branch expense	-	260
Total Adjustments (Benefits)	674	949
Tax @ 0.00%	0	0
Core Earnings	$ (695)	$ (732)

[1] Shown in Exhibit 7 in the Original Valuation

Exhibit 6 provides the assets, equity, tangible equity, net earnings and core earnings of Edgewater at or for the twelve months ended September 30, 2013, after an adjustment to assets and equity of $1,650,000 for the cost to withdraw from the defined benefit plan. Such assets, equity and tangible equity were $117,857,000, $8,088,000 and $7,562,000, respectively, at September 30, 2013; and the net loss was $(1,677,000). Those assets, equity and tangible equity were $118,622,000, $8,865,000 and $8,304,000, respectively, at June 30, 2013; and net losses after taxes were a lesser $(1,369,000) for the twelve months ended June 30, 2013, as indicated in the Original Appraisal. Net losses experienced an increase of $308,000 from June 30, 2013, to September 30, 2013, representing a 22.5 percent increase in the Bank's annual losses. The Bank's equity level decreased $777,000 or 8.8 percent from June 30, 2013, to September 30, 2013, while the Bank's tangible equity level decreased a similar $742,000 or 8.9 percent during the same time period.

In light of the Bank's decrease in equity of $777,000 in the quarter ended September 30, 2013, and the decrease in the Bank's tangible equity of $742,000, combined with the recognition of the Bank's reduction in operating expenses of $260,000 related to the sale of its Decatur branch, partially decreased by new compensation costs related to the Bank's new benefit plans as a stock institution, and the minimal change in the Bank's core earnings position from June 30, 2013, to September 30, 2013, we have taken a $600,000 decrease in the Bank's valuation level from $8,400,000 in the original valuation to $7,800,000 in this Update.

This Update incorporates the Bank's current September 30, 2013, financial statements along with recent developments and indicates a valuation adjustment of a negative $600,000, as previously discussed, and results in an increase in the price to book ratio. The following insert provides the updated valuation ratios based on the updated valuation level of $7,800,000.

Price to earnings multiple:	
Midpoint	NM
Maximum, as adjusted	NM
Price to core earnings multiple:	
Midpoint	NM
Maximum, as adjusted	NM
Price to book value ratio:	
Midpoint	57.13%
Maximum, as adjusted	65.02%

NM - Not Meaningful

Price to tangible book value ratio:	
Midpoint	59.42%
Maximum, as adjusted	67.25%
Price to assets ratio:	
Midpoint	6.32%
Maximum, as adjusted	8.21%

The Bank's similar core loss, impacted by the positive impact of the reduction in overhead expenses due to the closing of the Decatur office, and lower equity at September 30, 2013, compared to June 30, 2013, caused a decrease in the valuation to $7,800,000 at the midpoint from $8,400,000 in the Original Valuation, while resulting in a modest rise in the price to book ratio. Due to Edgewater's negative core earnings and negative total earnings, the price to core earnings and price to earnings multiples were not meaningful for this Update or the Original Appraisal. At the midpoint of the valuation range, the price to book value ratio increased modestly from 56.16 percent to 57.13 percent, from the Original Appraisal to the Update, and the price to assets ratio decreased from 6.74 percent to 6.32 percent. The price to tangible book value ratios increased from 58.35 percent to 59.42 percent in this Update.

Exhibits 7 through 10 present the projected effect of offering proceeds. Exhibit 11 details the pricing ratio premium or discount applied to the comparable group to determine the value of the Bank. The midpoint discount from the comparable group's average price to book value ratio was 30.03 percent, while the price to tangible book value ratio indicated a discount of 30.04 percent, both slightly lower than in the Original Valuation. The price to assets ratio discount was 48.45 percent.

The valuation range in the Original Appraisal indicated a midpoint value of $8,400,000, with a minimum of $7,140,000, a maximum of $9,660,000, and a maximum, as adjusted, of $11,109,000.

After consideration of the factors previously discussed, with a focus on current financial condition and operating performance of Edgewater at or for the twelve months ended September 30, 2013, and recent developments for Edgewater, it is our opinion that as of November 6, 2013, the fully converted pro forma market valuation range of the Bank is a midpoint of $7,800,000 or 780,000 shares with a range from a minimum of $6,630,000 or 663,000 shares at $10.00 per share to a maximum of $8,970,000 or 897,000 shares at $10.00 per share, with a maximum, as adjusted, of $10,315,500 or 1,031,550 shares at $10.00 per share.

It is our opinion that, as of November 6, 2013, the pro forma market value of Edgewater Bancorp, Inc., is $7,800,000 at the midpoint, representing 780,000 shares at $10.00 per share.

Sincerely,

KELLER & COMPANY, INC.

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF OCTOBER 17, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
AKPB	Alaska Pacific Bancshares, Inc.	AK	OTC BB	12.00	4.00	0.57	270.30	0.00	21.17	17.91	48.79	52.36	4.44
SZBI	SouthFirst Bancshares, Inc	AL	Pink Sheet	2.00	1.83	1.04	145.63	0.00	1.92	1.92	25.45	25.54	1.37
SCBS	Southern Community Bancshares, Inc.	AL	Pink Sheet	7.50	0.63	0.97	100.95	0.00	7.69	7.73	61.26	61.26	7.43
FFBH	First Federal Bancshares of Arkansas, Inc.	AR	NASDAQ	9.35	(0.42)	0.01	25.92	0.00	NM	NM	262.05	262.05	36.07
BOFI	BofI Holding, Inc.	CA	NASDAQ	69.76	38.76	3.00	225.06	0.00	23.25	23.49	364.00	364.00	31.00
BYFC	Broadway Financial Corporation	CA	NASDAQ	1.08	(1.14)	(2.11)	180.03	0.00	(0.51)	(0.98)	NM	(382.52)	0.60
BANC	Banc of California, Inc.	CA	NASDAQ	14.57	1.32	0.90	163.02	0.40	16.19	16.56	111.72	121.83	8.94
MLGF	Malaga Financial Corp	CA	Pink Sheet	17.90	(0.10)	1.91	146.62	N/A	9.39	9.09	92.42	92.42	12.21
PROV	Provident Financial Holdings, Inc.	CA	NASDAQ	17.09	2.40	2.43	116.60	0.24	7.03	7.18	110.96	111.19	14.66
SMPL	Simplicity Bancorp, Inc.	CA	NASDAQ	14.90	(0.19)	0.76	106.80	0.32	19.61	19.10	83.20	85.77	13.95
FBNK	First Connecticut Bancorp, Inc.	CT	NASDAQ	15.28	1.19	0.23	110.08	0.12	66.43	66.43	110.74	112.06	13.88
NVSL	Naugatuck Valley Financial Corporation	CT	NASDAQ	7.38	0.65	(2.60)	72.95	0.03	(2.84)	(2.84)	84.68	86.34	10.12
PBCT	People's United Financial, Inc.	CT	NASDAQ	15.07	2.24	0.72	98.63	0.67	20.93	20.09	102.38	188.74	15.28
RCKB	Rockville Financial, Inc.	CT	NASDAQ	13.10	0.73	0.63	74.05	0.51	20.79	22.20	130.04	132.00	17.69
SIFI	SI Financial Group, Inc.	CT	NASDAQ	11.89	(0.37)	(0.01)	93.83	0.11	NM	NM	96.83	99.60	12.67
WSFS	WSFS Financial Corporation	DE	NASDAQ	63.60	18.97	4.06	500.14	0.49	15.67	18.71	163.72	181.25	12.72
ACFC	Atlantic Coast Financial Corporation	FL	NASDAQ	3.87	1.64	(2.11)	282.30	0.00	(1.83)	(1.43)	32.65	32.93	1.37
BBX	BBX Capital Corporation	FL	NYSE	14.13	11.31	16.06	27.97	0.00	0.88	3.46	91.01	91.01	50.52
BFCF	BFC Financial Corporation	FL	Pink Sheet	2.53	1.84	1.81	18.20	0.00	1.40	(4.29)	53.92	65.46	13.90
ESDF	East Side Financial, Inc.	FL	Pink Sheet	0.36	(0.01)	(12.90)	237.00	0.00	(0.03)	(0.03)	NA	NA	0.15
EVER	Everbank Financial Corp	FL	NYSE	14.95	1.21	1.08	150.04	0.00	13.84	11.59	130.75	207.22	9.96
SSNF	Sunshine Financial, Inc.	FL	Pink Sheet	16.70	4.65	0.37	122.88	0.00	45.50	45.14	81.31	82.21	13.59
CHFN	Charter Financial Corporation	GA	NASDAQ	10.84	1.05	0.31	49.51	0.00	34.77	36.13	88.27	89.96	21.89
HBOS	Heritage Financial Group, Inc.	GA	NASDAQ	17.90	4.28	1.44	170.94	0.27	12.43	13.56	117.84	118.39	10.47
TBNK	Territorial Bancorp Inc.	HI	NASDAQ	22.65	(0.98)	1.48	149.17	0.58	15.30	18.27	108.81	109.11	15.18
AFBA	Allied First Bancorp, Inc.	IL	OTC BB	0.74	0.19	(2.00)	246.33	0.00	(0.37)	(0.31)	(54.70)	(54.70)	0.30
BFIN	BankFinancial Corporation	IL	NASDAQ	9.19	0.05	(1.48)	69.24	0.03	(6.21)	(6.21)	111.95	113.87	13.27
FIRT	First BancTrust Corporation	IL	Pink Sheet	13.60	2.24	1.50	184.50	1.46	9.08	9.78	81.60	84.15	7.37
FCLF	First Clover Leaf Financial Corp.	IL	NASDAQ	8.82	1.50	0.61	82.50	0.25	14.47	15.74	84.80	101.92	10.69
GTPS	Great American Bancorp, Inc.	IL	OTC BB	38.00	(4.50)	1.73	360.75	1.25	21.92	21.97	111.46	114.86	10.53
HARI	Harvard Illinois Bancorp, Inc.	IL	OTC BB	14.95	3.84	1.21	203.59	0.10	12.34	12.36	61.96	63.64	7.34

EXHIBIT 1

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF OCTOBER 17, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
IROQ	IF Bancorp, Inc.	IL	NASDAQ	16.33	2.71	0.86	119.79	0.00	18.99	21.77	91.30	91.87	13.63
JXSB	Jacksonville Bancorp, Inc.	IL	NASDAQ	19.28	3.05	1.90	164.62	0.39	10.15	13.39	88.87	96.79	11.71
MCPH	Midland Capital Holdings Corp	IL	Pink Sheet	11.95	(0.65)	0.12	338.02	0.00	96.76	99.58	39.40	39.40	3.54
PFED	Park Bancorp, Inc.	IL	Pink Sheet	2.33	0.00	(2.36)	154.07	0.00	(0.99)	(0.95)	33.18	33.18	1.51
RYFL	Royal Financial, Inc.	IL	OTC BB	5.75	1.60	0.35	41.15	0.00	16.43	28.75	79.64	79.64	13.97
AMFC	AMB Financial Corp.	IN	OTC BB	7.95	2.00	0.67	182.65	0.10	11.91	11.87	63.49	64.88	4.35
CITZ	CFS Bancorp, Inc.	IN	NASDAQ	12.33	5.62	0.39	103.87	0.04	31.62	39.77	120.78	121.64	11.87
DSFN	DSA Financial Corp	IN	OTC BB	9.45	1.08	0.67	71.82	0.00	14.01	14.77	86.12	87.46	13.16
FFWC	FFW Corporation	IN	Pink Sheet	16.50	3.00	2.01	301.06	0.33	8.21	8.46	78.10	84.68	5.48
FDLB	Fidelity Federal Bancorp	IN	Pink Sheet	4.50	(1.00)	1.11	185.70	0.00	4.04	4.29	19.77	19.82	2.42
FBPI	First Bancorp of Indiana, Inc.	IN	OTC BB	14.00	2.60	1.01	216.11	0.74	13.85	15.56	71.08	90.58	6.48
FCAP	First Capital, Inc.	IN	NASDAQ	19.75	1.84	1.57	165.38	0.78	12.58	12.58	104.77	116.74	11.94
FSFG	First Savings Financial Group, Inc.	IN	NASDAQ	21.58	3.00	1.98	282.30	0.50	10.90	11.60	76.91	91.07	7.64
LSBI	LSB Financial Corp.	IN	NASDAQ	27.90	9.99	1.85	234.34	0.15	15.08	15.25	109.95	113.02	11.91
LPSB	Laporte Bancorp, Inc.	IN	NASDAQ	10.35	2.26	0.78	78.36	0.15	13.32	14.79	77.51	87.11	13.21
LOGN	Logansport Financial Corp.	IN	Pink Sheet	23.00	2.35	2.69	253.77	1.08	8.55	8.39	80.62	81.50	9.06
MFSF	MutualFirst Financial, Inc.	IN	NASDAQ	15.84	3.89	0.98	198.35	0.24	16.16	23.64	102.70	106.52	7.99
NWIN	NorthWest Indiana Bancorp	IN	OTC BB	24.00	4.00	2.55	245.06	0.76	9.41	10.30	104.11	104.63	9.79
PBNI	Peoples Bancorp	IN	Pink Sheet	23.50	3.85	1.22	200.63	1.13	19.31	27.33	92.56	96.88	11.71
RIVR	River Valley Bancorp	IN	NASDAQ	25.92	7.55	2.99	311.28	0.84	8.67	9.43	138.04	140.72	8.33
TDCB	Third Century Bancorp	IN	OTC BB	7.50	4.25	0.21	81.75	0.00	35.66	44.12	76.85	77.52	9.17
UCBA	United Community Bancorp	IN	NASDAQ	10.14	(0.09)	N/A	99.55	N/A	NA	NA	70.97	70.97	10.18
WEIN	West End Indiana Bancshares, Inc.	IN	OTC BB	19.10	4.35	0.93	183.54	0.16	20.53	23.29	92.51	94.12	10.41
CFFN	Capitol Federal Financial, Inc.	KS	NASDAQ	12.72	0.47	0.48	62.50	1.00	26.49	26.49	115.72	115.77	20.34
FFSL	First Independence Corporation	KS	Pink Sheet	9.25	3.00	(0.42)	173.94	0.00	(22.26)	(22.02)	50.36	50.52	5.32
HFBC	Heritage Bank USA, Inc.	KY	NASDAQ	11.01	3.69	0.48	126.53	0.08	22.84	36.70	84.23	84.23	8.70
PBSK	Poage Bankshares, Inc.	KY	NASDAQ	14.42	2.13	0.50	92.84	0.17	28.60	28.84	79.61	79.90	15.53
CTUY	Century Next Financial Corporation	LA	OTC BB	17.60	3.00	0.65	119.94	0.00	27.19	27.50	94.26	94.26	14.67
FPBF	FPB Financial Corp.	LA	Pink Sheet	17.20	5.53	1.73	181.54	0.91	9.92	9.88	105.60	105.60	9.47
HIBE	Hibernia Bancorp, Inc.	LA	OTC BB	17.50	0.10	0.15	108.28	0.00	NM	NM	78.78	78.78	16.16
HBCP	Home Bancorp, Inc.	LA	NASDAQ	17.61	0.07	1.25	136.07	0.00	14.09	15.45	91.03	92.01	12.94

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF OCTOBER 17, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
HFBL	Home Federal Bancorp, Inc. Of Louisiana	LA	NASDAQ	16.75	(0.88)	1.34	117.84	0.27	12.50	13.40	93.84	94.09	14.21
LABC	Louisiana Bancorp, Inc.	LA	NASDAQ	17.56	1.56	0.99	109.34	0.00	17.69	17.74	90.06	91.58	16.06
MDNB	Minden Bancorp, Inc.	LA	OTC BB	17.00	1.75	1.37	113.17	0.32	12.40	12.41	99.50	99.50	15.02
SIBC	State Investors Bancorp, Inc.	LA	NASDAQ	15.48	3.13	0.20	99.20	0.00	76.22	77.40	90.32	90.32	15.60
BLMT	BSB Bancorp, Inc.	MA	NASDAQ	14.14	1.11	0.16	100.39	0.00	88.38	94.27	99.96	100.24	14.09
BHLB	Berkshire Hills Bancorp, Inc.	MA	NYSE	26.34	3.46	1.76	208.17	0.69	14.97	12.37	98.22	166.89	12.65
BRKL	Brookline Bancorp, Inc.	MA	NASDAQ	9.41	0.58	0.60	73.19	0.34	15.68	15.68	107.70	144.64	12.86
CBNK	Chicopee Bancorp, Inc.	MA	NASDAQ	17.82	3.16	0.58	109.97	0.10	30.72	31.26	106.26	106.79	16.20
GTWN	Georgetown Bancorp, Inc.	MA	NASDAQ	14.15	3.15	0.59	122.03	0.08	24.09	25.73	90.44	93.99	11.60
HBNK	Hampden Bancorp, Inc.	MA	NASDAQ	17.09	3.35	0.55	116.00	0.18	31.07	32.25	114.99	115.90	14.73
HIFS	Hingham Institution for Savings	MA	NASDAQ	70.22	5.48	6.20	590.27	1.31	11.33	11.34	152.38	152.38	11.90
MFLR	Mayflower Bancorp, Inc.	MA	NASDAQ	19.70	8.84	0.57	120.85	0.24	34.56	41.04	184.48	189.72	16.30
PEOP	Peoples Federal Bancshares, Inc.	MA	NASDAQ	17.21	0.14	0.25	88.76	0.35	68.84	68.84	104.15	104.30	19.39
UBNK	United Financial Bancorp, Inc.	MA	NASDAQ	16.43	1.70	0.36	124.61	0.36	45.64	24.16	107.49	124.32	13.19
WEBK	Wellesley Bancorp, Inc.	MA	NASDAQ	17.45	1.98	0.97	161.25	0.00	17.92	18.97	94.01	94.01	10.82
WFD	Westfield Financial, Inc.	MA	NASDAQ	7.43	(0.43)	0.29	62.36	0.42	25.62	39.11	96.09	96.09	11.91
FMTB	Fairmount Bancorp, Inc.	MD	Pink Sheet	21.00	4.00	0.39	162.63	0.00	54.15	53.85	79.23	79.23	12.91
FRTR	Fraternity Community Bancorp, Inc.	MD	OTC BB	13.65	1.35	0.09	116.13	0.00	NM	NM	69.81	69.81	11.75
HBK	Hamilton Bancorp, Inc.	MD	NASDAQ	14.52	2.95	(0.10)	88.01	0.00	NM	(96.80)	81.83	85.56	16.50
MDSN	Madison Bancorp, Inc.	MD	OTC BB	17.50	7.40	0.26	246.72	0.00	66.92	NM	78.50	78.50	7.09
OBAF	OBA Financial Services, Inc.	MD	NASDAQ	19.00	3.85	0.28	94.26	0.00	67.86	67.86	107.88	107.92	20.16
PCGO	Prince George's Federal Savings Bank	MD	Pink Sheet	9.55	(2.80)	0.52	120.50	0.35	18.25	18.37	67.35	67.35	7.93
SVBI	Severn Bancorp, Inc.	MD	NASDAQ	5.13	2.07	0.13	83.35	0.00	39.46	30.18	63.39	64.18	6.15
FFNM	First Federal of Northern Michigan Bancorp, Inc	MI	NASDAQ	4.55	0.47	(0.17)	74.47	0.00	(26.76)	(25.28)	54.81	57.32	6.11
FBC	Flagstar Bancorp, Inc.	MI	NYSE	15.50	3.76	1.06	227.10	0.00	14.62	13.14	87.76	332.48	6.83
NWBM	Northwestern Bancorp	MI	OTC BB	160.00	7.00	(42.98)	4,319.32	N/A	(3.72)	(3.72)	47.06	56.43	3.70
STBI	Sturgis Bancorp, Inc.	MI	Pink Sheet	8.00	1.25	0.88	154.42	0.00	9.09	9.09	59.14	76.90	5.18
WBKC	Wolverine Bancorp, Inc.	MI	NASDAQ	20.01	2.30	0.71	118.47	0.94	28.27	28.18	77.08	77.19	16.89
HMNF	HMN Financial, Inc.	MN	NASDAQ	7.74	4.75	0.69	127.70	0.00	11.22	6.91	95.69	100.78	6.06
REDW	Redwood Financial, Inc	MN	Pink Sheet	25.00	13.40	5.81	465.14	2.91	4.30	4.32	42.59	50.76	5.37
WEFP	Wells Financial Corp.	MN	Pink Sheet	21.00	3.65	1.66	322.38	1.62	12.62	12.65	62.08	67.17	6.51

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF OCTOBER 17, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

		State	Exchange	PER SHARE					PRICING RATIOS				
				Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
CCFC	CCSB Financial Corp.	MO	Pink Sheet	9.00	(1.56)	(0.94)	124.62	0.00	(9.53)	(9.28)	70.87	71.58	7.22
FBSI	First Bancshares, Inc.	MO	Pink Sheet	7.65	2.65	0.05	124.32	0.00	NM	(95.68)	86.25	86.25	6.16
LXMO	Lexington B & L Financial Corp.	MO	Pink Sheet	13.30	1.75	(1.21)	255.17	0.00	(10.97)	(10.39)	49.57	52.42	5.21
LBCP	Liberty Bancorp, Inc.	MO	OTC BB	12.10	1.70	1.08	151.79	0.33	11.19	11.31	58.38	59.50	7.97
NASB	NASB Financial, Inc.	MO	NASDAQ	26.80	2.59	3.67	145.20	0.00	7.30	7.34	110.64	111.72	18.46
PULB	Pulaski Financial Corp.	MO	NASDAQ	10.67	2.06	1.09	122.05	0.39	9.79	10.07	117.80	122.62	8.74
SJBA	St. Joseph Bancorp, Inc.	MO	OTC BB	17.60	6.60	0.35	91.34	0.00	49.87	50.29	105.48	105.48	19.27
EBMT	Eagle Bancorp Montana, Inc.	MT	NASDAQ	10.90	0.00	0.51	130.95	0.29	21.37	17.87	86.32	111.16	8.32
ASBB	ASB Bancorp, Inc.	NC	NASDAQ	17.05	1.63	0.23	142.43	N/A	73.49	NM	86.76	86.76	11.97
HTBI	Hometrust Bancshares, Inc	NC	NASDAQ	16.15	3.25	0.45	76.03	0.00	35.89	35.89	91.51	91.51	21.24
KSBI	KS Bancorp, Inc.	NC	OTC BB	8.50	4.45	0.42	237.47	0.00	20.24	22.37	54.45	54.45	3.58
LTLB	Little Bank, Inc	NC	Pink Sheet	10.10	1.53	0.77	107.81	0.25	13.17	12.95	97.93	97.93	9.37
SSFC	South Street Financial Corp	NC	OTC BB	6.25	1.55	0.39	109.49	0.00	16.05	18.38	67.46	67.48	5.71
MCBK	Madison County Financial, Inc.	NE	NASDAQ	17.31	3.04	0.97	87.68	0.26	17.93	17.85	88.29	90.03	19.74
GUAA	Guaranty Bancorp, Inc.	NH	Pink Sheet	10.00	0.00	2.79	402.58	0.81	3.58	4.93	26.70	26.77	2.48
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	NASDAQ	14.45	0.68	1.11	172.10	0.47	13.02	17.00	96.27	157.02	8.40
CBNJ	Cape Bancorp, Inc.	NJ	NASDAQ	9.18	(0.20)	0.40	81.73	0.15	23.19	26.23	81.03	96.09	11.23
COBK	Colonial Financial Services, Inc.	NJ	NASDAQ	13.95	0.80	(0.26)	162.36	0.00	(53.65)	(29.68)	86.63	86.63	8.59
HCBK	Hudson City Bancorp, Inc.	NJ	NASDAQ	9.16	1.10	0.41	75.12	0.26	22.33	22.89	103.79	107.29	12.19
OSHC	Ocean Shore Holding Co.	NJ	NASDAQ	14.44	1.20	0.75	148.05	0.24	19.25	19.25	95.59	100.64	9.75
OCFC	OceanFirst Financial Corp.	NJ	NASDAQ	17.53	2.24	1.06	130.98	0.48	16.54	16.54	142.68	145.67	13.38
ORIT	Oritani Financial Corp.	NJ	NASDAQ	16.60	1.41	0.94	62.39	0.95	17.66	18.04	145.26	145.26	26.61
PFS	Provident Financial Services, Inc.	NJ	NYSE	17.73	0.42	1.22	121.51	0.70	14.53	15.03	107.58	168.59	14.59
ROMA	Roma Financial Corporation	NJ	NASDAQ	19.14	9.69	(0.02)	57.40	0.04	NM	NM	265.84	268.98	33.34
AF	Astoria Financial Corporation	NY	NYSE	13.53	2.56	0.58	162.86	0.13	23.33	25.53	101.85	119.64	8.31
CMSB	CMS Bancorp, Inc.	NY	NASDAQ	8.28	0.58	0.29	140.91	0.00	28.40	28.55	66.55	66.55	5.88
CARV	Carver Bancorp, Inc.	NY	NASDAQ	9.00	4.06	0.39	171.61	0.00	23.08	26.47	430.48	446.36	5.24
DCOM	Dime Community Bancshares, Inc.	NY	NASDAQ	17.09	2.21	1.17	109.59	0.54	14.60	14.86	150.65	174.78	15.59
ESBK	Elmira Savings Bank, FSB	NY	NASDAQ	22.16	5.42	1.63	214.83	1.50	13.61	14.49	122.32	172.06	10.32
NYCB	New York Community Bancorp, Inc.	NY	NYSE	15.69	1.53	1.12	100.23	1.00	14.01	14.39	121.60	229.51	15.65
ONFC	Oneida Financial Corp.	NY	NASDAQ	12.98	2.41	0.77	99.43	0.47	16.86	19.98	100.04	141.68	13.06

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF OCTOBER 17, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

				PER SHARE					PRICING RATIOS				
		State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
PFDB	Patriot Federal Bank	NY	Pink Sheet	7.00	(1.00)	(0.06)	102.40	0.20	NM	(35.00)	83.18	85.09	6.84
PBNY	Provident New York Bancorp	NY	NYSE	11.04	1.48	0.52	86.23	0.23	21.23	28.31	101.98	158.55	12.80
TRST	Trustco Bank Corp NY	NY	NASDAQ	6.53	0.24	0.41	47.17	0.26	15.97	16.74	176.45	176.73	13.84
ASBN	ASB Financial Corp.	OH	Pink Sheet	13.62	0.76	0.98	163.51	0.72	13.90	10.24	101.85	119.04	8.33
CFBK	Central Federal Corporation	OH	NASDAQ	1.40	(0.05)	0.07	15.46	0.00	19.34	(6.09)	99.31	99.41	9.06
CHEV	Cheviot Financial Corp.	OH	NASDAQ	10.90	1.76	0.32	87.51	0.35	34.06	34.06	79.53	90.05	12.46
CIBN	Community Investors Bancorp, Inc.	OH	Pink Sheet	6.95	1.03	0.23	150.04	3.53	30.36	38.61	53.45	54.57	4.63
FFDF	FFD Financial Corporation	OH	OTC BB	20.24	3.74	2.45	240.14	0.68	8.26	8.26	93.58	96.99	8.43
FDEF	First Defiance Financial Corp.	OH	NASDAQ	25.68	6.13	2.29	211.35	0.30	11.21	12.35	94.92	132.03	12.15
FNFI	First Niles Financial, Inc.	OH	OTC BB	8.40	0.50	(0.05)	74.94	0.53	NM	NM	97.05	97.05	11.21
HCFL	Home City Financial Corporation	OH	Pink Sheet	14.00	3.94	1.36	178.16	0.87	10.27	10.45	82.47	82.47	7.86
HLFN	Home Loan Financial Corporation	OH	OTC BB	17.25	4.20	2.04	117.69	1.02	8.46	8.46	112.06	112.90	14.66
PPSF	Peoples-Sidney Financial Corporation	OH	Pink Sheet	10.00	0.00	0.45	96.24	0.46	22.22	22.22	80.92	80.94	10.39
PFOH	Perpetual Federal Savings Bank	OH	Pink Sheet	19.00	4.75	1.51	144.01	0.85	12.58	12.58	78.76	78.76	13.19
UCFC	United Community Financial Corp.	OH	NASDAQ	3.81	0.40	(0.74)	35.61	0.00	(5.15)	(5.95)	104.06	107.71	10.70
VERF	Versailles Financial Corporation	OH	OTC BB	14.00	1.50	0.53	123.72	0.00	26.39	26.42	56.92	56.92	11.32
WAYN	Wayne Savings Bancshares, Inc.	OH	NASDAQ	10.15	1.92	0.70	139.64	0.29	14.50	14.50	76.51	80.26	7.27
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	NASDAQ	14.92	2.10	0.38	86.96	0.21	39.72	39.26	96.41	96.41	17.16
ESBF	ESB Financial Corporation	PA	NASDAQ	13.33	(1.21)	0.95	107.53	0.33	14.03	14.65	127.61	165.08	12.40
ESSA	ESSA Bancorp, Inc.	PA	NASDAQ	10.65	0.03	0.39	112.84	0.19	27.31	31.32	78.82	84.96	9.44
EKFC	Eureka Financial Corp.	PA	OTC BB	17.50	1.75	1.07	112.18	0.00	16.36	16.36	99.68	99.68	15.60
FFCO	FedFirst Financial Corporation	PA	NASDAQ	19.80	4.11	1.03	125.75	0.49	19.14	20.20	92.28	94.17	15.75
FXCB	Fox Chase Bancorp, Inc.	PA	NASDAQ	17.78	1.78	0.54	116.01	0.29	32.93	39.51	99.18	99.28	15.33
HARL	Harleysville Savings Financial Corporation	PA	Pink Sheet	19.02	2.62	1.29	210.64	N/A	14.78	15.34	117.62	117.62	9.03
MLVF	Malvern Bancorp, Inc.	PA	NASDAQ	12.10	2.98	0.03	101.53	0.00	NM	NM	83.93	84.15	11.92
NWBI	Northwest Bancshares, Inc.	PA	NASDAQ	13.95	0.98	0.67	84.83	0.60	20.82	20.82	116.08	138.11	16.44
PBCP	Polonia Bancorp, Inc.	PA	NASDAQ	9.50	2.09	(0.10)	78.95	0.00	(92.95)	(95.00)	81.10	81.57	12.03
QNTO	Quaint Oak Bancorp, Inc.	PA	Pink Sheet	15.80	5.55	0.76	125.80	0.17	20.86	20.79	91.98	92.01	12.56
STND	Standard Financial Corp.	PA	OTC BB	18.25	1.40	0.91	135.84	0.17	20.05	20.28	77.21	87.77	13.43
THRD	TF Financial Corporation	PA	NASDAQ	26.34	4.09	2.11	251.50	0.20	12.47	12.60	89.70	96.21	10.47
UASB	United-American Savings Bank	PA	OTC BB	21.00	6.00	1.89	263.82	0.24	11.11	12.21	99.76	99.76	7.96

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF OCTOBER 17, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

			PER SHARE					PRICING RATIOS				
	State	Exchange	Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
WVFC WVS Financial Corp.	PA	NASDAQ	11.25	2.68	0.52	139.74	0.16	21.63	22.06	72.74	72.74	8.05
FCPB First Capital Bancshares, Inc	SC	Pink Sheet	2.75	0.60	0.29	103.39	0.00	9.34	9.48	22.32	22.32	2.66
HFFC HF Financial Corp.	SD	NASDAQ	12.45	0.59	0.83	172.57	0.45	15.00	21.47	90.30	107.98	7.21
CASH Meta Financial Group, Inc.	SD	NASDAQ	36.99	13.75	1.99	301.09	0.48	18.59	24.34	159.27	159.27	12.29
AFCB Athens Bancshares Corporation	TN	NASDAQ	18.00	1.50	1.20	139.67	0.20	15.00	15.65	85.79	85.79	12.89
FABK First Advantage Bancorp	TN	NASDAQ	12.70	(0.30)	0.48	97.04	0.26	26.46	28.22	76.09	76.09	13.09
JFBI Jefferson Bancshares, Inc.	TN	NASDAQ	6.31	3.30	0.25	76.20	0.00	25.24	25.24	78.55	78.55	8.28
SFBK SFB Bancorp, Inc	TN	Pink Sheet	17.00	1.00	1.11	98.61	0.00	15.25	15.32	77.74	78.38	17.24
UNTN United Tennessee Bankshares, Inc	TN	Pink Sheet	12.65	0.55	1.36	163.52	0.35	9.33	9.58	85.95	86.12	7.74
BAFI BancAffiliated, Inc	TX	Pink Sheet	45.00	5.00	16.84	1,497.69	0.00	2.67	2.61	32.25	32.49	3.00
SPBC SP Bancorp, Inc.	TX	NASDAQ	19.28	6.15	1.03	185.59	0.00	18.71	20.29	93.65	93.65	10.39
FRNK Franklin Financial Corporation	VA	NASDAQ	19.09	1.90	0.76	84.00	0.43	25.12	28.92	99.83	99.83	22.72
ANCB Anchor Bancorp	WA	NASDAQ	16.26	5.64	(0.10)	183.48	0.00	NM	NM	76.52	77.26	8.86
FFNW First Financial Northwest, Inc.	WA	NASDAQ	10.64	2.38	1.10	52.48	0.04	9.67	9.59	97.77	97.80	20.27
HMST HomeStreet, Inc.	WA	NASDAQ	19.48	9.79	4.63	192.70	0.00	4.21	4.34	104.59	214.34	10.11
RVSB Riverview Bancorp, Inc.	WA	NASDAQ	2.67	1.27	0.27	34.47	0.00	9.89	9.89	74.28	109.59	7.75
SFBC Sound Financial Bancorp, Inc.	WA	NASDAQ	14.25	4.11	1.33	158.33	0.05	10.72	10.56	81.02	86.07	9.00
TSBK Timberland Bancorp, Inc.	WA	NASDAQ	9.14	3.00	0.62	104.01	0.06	14.74	14.74	83.25	93.04	8.79
WAFD Washington Federal, Inc.	WA	NASDAQ	22.50	5.84	1.36	125.82	0.32	16.54	28.85	121.02	139.96	17.88
BKMU Bank Mutual Corporation	WI	NASDAQ	6.47	1.72	0.20	50.76	0.07	32.35	32.35	108.27	111.86	12.75
CZWI Citizens Community Bancorp, Inc.	WI	NASDAQ	7.40	1.35	0.18	107.07	0.00	41.12	27.41	70.88	70.88	6.91
WSBF Waterstone Financial, Inc.	WI	NASDAQ	10.63	4.96	1.16	52.09	0.00	9.16	9.16	159.18	162.89	20.41
CRZY Crazy Woman Creek Bancorp, Inc	WY	Pink Sheet	11.15	3.49	(0.19)	209.03	0.00	(58.68)	(46.46)	64.37	65.15	5.33

KELLER & COMPANY
Dublin, Ohio
614-766-1426

SHARE DATA AND PRICING RATIOS
PUBLICLY-TRADED, FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
PRICES AS OF OCTOBER 17, 2013
FINANCIAL DATA MOST RECENT FOUR QUARTERS

	State	Exchange	PER SHARE					PRICING RATIOS				
			Price ($)	52 Week Change (%)	Earnings (EPS) ($)	Assets ($)	12 Month Div. ($)	Price/Net Earnings (X)	Price/Core Earnings (X)	Price/ Book Value (%)	Price/Tang. Book Value (%)	Price/ Assets (%)
ALL INSTITUTIONS												
AVERAGE			15.86	2.76	0.69	177.62	0.30	17.38	15.98	94.94	101.54	11.54
HIGH			160.00	38.76	16.84	4319.32	3.53	96.76	99.58	430.48	446.36	50.52
LOW			0.36	(4.5)	(42.98)	15.46	0.00	(92.95)	(96.80)	(54.70)	(382.52)	0.15
AVERAGE FOR STATE												
MI			41.61	2.96	(8.10)	978.76	0.23	4.30	4.28	65.17	120.06	7.74
AVERAGE BY REGION												
MIDWEST			16.51	2.43	(0.02)	240.04	0.43	15.45	16.08	81.80	91.17	9.40
NORTH CENTRAL			15.97	3.90	1.07	181.83	0.50	10.11	3.71	86.89	90.12	10.39
NORTHEAST			15.71	2.13	0.76	135.21	0.33	19.58	19.92	113.68	128.68	12.90
SOUTHEAST			13.33	2.91	0.70	136.63	0.09	23.83	17.02	80.08	83.78	12.08
SOUTHWEST			19.12	2.27	2.32	244.96	0.14	21.26	21.85	102.85	103.12	14.87
WEST			16.88	4.68	1.09	149.93	0.14	8.74	10.00	106.82	91.09	11.61
AVERAGE BY EXCHANGE												
NYSE			16.11	3.22	2.93	135.51	0.34	14.68	15.48	105.09	184.24	16.42
NASDAQ			15.75	2.96	0.80	129.99	0.25	19.62	18.80	109.00	112.64	13.11
OTC-BB			19.92	2.76	(0.77)	313.75	0.24	18.71	17.96	76.12	78.22	9.91
PINK SHEETS			13.09	2.09	0.99	216.50	0.50	11.00	7.65	67.84	70.11	7.41

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
AKPB	Alaska Pacific Bancshares, Inc.	AK	176,908	20,839	20,839	0.39	0.25	3.32	2.11	OTC BB	654,486	7,461
SZBI	SouthFirst Bancshares, Inc	AL	102,164	8,273	8,273	0.70	0.39	9.21	5.09	Pink Sheet	701,526	1,333
SCBS	Southern Community Bancshares, Inc.	AL	64,514	7,824	7,824	0.96	0.58	8.26	4.97	Pink Sheet	639,077	5,049
FFBH	First Federal Bancshares of Arkansas, Ir	AR	515,751	70,996	70,996	0.04	0.04	0.34	0.34	NASDAQ	19,897,603	157,191
BOFI	Bofl Holding, Inc.	CA	3,090,771	268,262	268,262	1.56	1.57	17.96	18.10	NASDAQ	13,733,325	629,261
BYFC	Broadway Financial Corporation	CA	345,199	16,589	16,589	(0.56)	(0.56)	(11.55)	(11.55)	NASDAQ	1,917,422	1,361
BANC	Banc of California, Inc.	CA	2,535,114	268,485	256,697	0.73	0.66	6.04	5.46	NASDAQ	15,551,237	211,186
MLGF	Malaga Financial Corp	CA	868,268	114,694	114,694	1.39	1.39	10.89	10.89	Pink Sheet	5,921,902	104,522
PROV	Provident Financial Holdings, Inc.	CA	1,211,041	159,974	159,974	2.06	2.06	17.16	17.16	NASDAQ	10,386,399	164,936
SMPL	Simplicity Bancorp, Inc.	CA	867,377	145,438	141,488	0.69	0.71	4.11	4.22	NASDAQ	8,121,415	117,761
FBNK	First Connecticut Bancorp, Inc.	CT	1,845,251	231,315	231,315	0.22	0.22	1.57	1.56	NASDAQ	16,763,516	233,348
NVSL	Naugatuck Valley Financial Corporation	CT	510,817	61,024	61,024	(3.20)	(3.20)	(24.04)	(24.04)	NASDAQ	7,002,208	51,466
PBCT	People's United Financial, Inc.	CT	31,344,900	4,677,900	2,537,500	0.82	0.85	4.69	4.88	NASDAQ	317,800,000	4,735,220
RCKB	Rockville Financial, Inc.	CT	2,183,138	296,992	295,922	0.86	0.81	5.23	4.96	NASDAQ	29,480,659	385,607
SIFI	SI Financial Group, Inc.	CT	948,826	124,165	120,714	(0.01)	0.02	(0.07)	0.13	NASDAQ	10,111,757	111,735
WSFS	WSFS Financial Corporation	DE	4,408,723	394,940	361,824	0.89	0.70	9.22	7.25	NASDAQ	8,815,035	461,820
ACFC	Atlantic Coast Financial Corporation	FL	742,194	31,165	31,165	(0.72)	(0.93)	(13.06)	(16.74)	NASDAQ	2,629,061	12,856
BBX	BBX Capital Corporation	FL	442,031	245,395	245,395	N/A	4.36	N/A	40.53	NYSE	15,805,009	204,043
BFCF	BFC Financial Corporation	FL	1,414,167	364,653	300,397	N/A	(1.83)	34.30	(11.51)	Pink Sheet	77,719,284	184,972
ESDF	East Side Financial, Inc.	FL	65,686	361	361	N/A	N/A	N/A	N/A	Pink Sheet	277,159	103
EVER	Everbank Financial Corp	FL	18,362,872	1,549,383	1,495,657	0.84	0.97	10.58	12.20	NYSE	122,383,260	2,026,667
SSNF	Sunshine Financial, Inc.	FL	151,686	25,354	25,354	0.31	0.31	1.81	1.81	Pink Sheet	1,234,454	16,171
CHFN	Charter Financial Corporation	GA	1,125,362	279,131	273,890	0.67	0.63	4.23	4.03	NASDAQ	22,728,778	229,106
HBOS	Heritage Financial Group, Inc.	GA	1,334,016	118,540	114,085	0.97	0.86	8.92	7.97	NASDAQ	7,803,910	115,108
TBNK	Territorial Bancorp Inc.	HI	1,562,415	218,027	218,027	0.94	0.82	6.73	5.89	NASDAQ	10,474,230	236,822
AFBA	Allied First Bancorp, Inc.	IL	125,949	3,117	3,117	(0.78)	(0.78)	(21.39)	(21.39)	OTC BB	511,300	261
BFIN	BankFinancial Corporation	IL	1,461,132	173,229	170,497	(1.97)	(1.98)	(15.32)	(15.33)	NASDAQ	21,101,966	179,367
FIRT	First BancTrust Corporation	IL	391,625	35,376	35,376	0.85	0.83	9.07	8.89	Pink Sheet	2,122,658	28,125
FCLF	First Clover Leaf Financial Corp.	IL	597,768	75,331	63,543	0.78	0.72	5.63	5.20	NASDAQ	7,245,590	58,117
GTPS	Great American Bancorp, Inc.	IL	173,359	16,383	15,898	0.49	0.49	5.13	5.13	OTC BB	480,545	16,098
HARI	Harvard Illinois Bancorp, Inc.	IL	168,875	20,015	20,015	0.59	0.59	5.15	5.14	OTC BB	829,500	11,406
IROQ	IF Bancorp, Inc.	IL	547,535	81,749	81,749	0.71	0.62	4.34	3.79	NASDAQ	4,570,692	69,840
JXSB	Jacksonville Bancorp, Inc.	IL	313,198	41,277	38,550	1.14	0.87	8.21	6.24	NASDAQ	1,902,530	36,262
MCPH	Midland Capital Holdings Corp	IL	125,945	11,301	11,301	0.04	0.04	0.41	0.43	Pink Sheet	372,600	4,356
PFED	Park Bancorp, Inc.	IL	183,830	8,379	8,379	(1.50)	(1.67)	(28.67)	(31.97)	Pink Sheet	1,193,174	2,780

EXHIBIT 2

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
RYFL	Royal Financial, Inc.	IL	103,175	18,101	18,101	0.79	0.46	4.86	2.81	OTC BB	2,507,112	12,285
AMFC	AMB Financial Corp.	IN	179,297	16,150	16,150	0.46	0.36	5.21	4.15	OTC BB	981,638	6,871
CITZ	CFS Bancorp, Inc.	IN	1,131,548	111,212	111,212	0.36	0.30	3.85	3.15	NASDAQ	10,894,112	116,785
DSFN	DSA Financial Corp	IN	115,505	17,648	17,648	0.90	0.88	5.95	5.87	OTC BB	1,608,333	14,475
FFWC	FFW Corporation	IN	337,818	31,322	30,108	0.82	0.66	8.63	6.93	Pink Sheet	1,122,084	17,392
FDLB	Fidelity Federal Bancorp	IN	170,224	20,865	20,865	0.60	0.18	4.71	1.43	Pink Sheet	916,656	4,125
FBPI	First Bancorp of Indiana, Inc.	IN	378,012	34,454	34,454	0.42	0.41	4.56	4.47	OTC BB	1,749,165	22,739
FCAP	First Capital, Inc.	IN	460,577	52,501	47,115	0.96	0.96	8.34	8.33	NASDAQ	2,784,997	57,287
FSFG	First Savings Financial Group, Inc.	IN	653,020	82,027	71,936	0.72	0.68	5.44	5.12	NASDAQ	2,313,237	53,991
LSBI	LSB Financial Corp.	IN	365,412	39,570	39,570	0.79	0.79	7.46	7.46	NASDAQ	1,559,343	34,539
LPSB	Laporte Bancorp, Inc.	IN	486,221	82,855	74,108	0.96	0.87	6.61	5.98	NASDAQ	6,205,250	62,797
LOGN	Logansport Financial Corp.	IN	165,816	18,642	18,642	1.03	1.02	8.91	8.85	Pink Sheet	653,408	14,800
MFSF	MutualFirst Financial, Inc.	IN	1,408,261	131,200	129,211	0.55	0.34	5.80	3.52	NASDAQ	7,099,779	100,178
NWIN	NorthWest Indiana Bancorp	IN	697,010	65,564	65,564	1.06	0.97	10.90	9.98	OTC BB	2,844,219	67,266
PBNI	Peoples Bancorp	IN	465,626	58,923	58,923	0.57	0.57	4.38	4.38	Pink Sheet	2,320,837	49,898
RIVR	River Valley Bancorp	IN	475,737	33,696	33,150	1.11	0.95	14.22	12.10	NASDAQ	1,528,306	33,852
TDCB	Third Century Bancorp	IN	129,418	15,449	15,449	0.22	0.22	1.79	1.79	OTC BB	1,583,090	8,153
UCBA	United Community Bancorp	IN	512,631	73,543	73,543	N/A	N/A	N/A	N/A	NASDAQ	5,149,560	52,680
WEIN	West End Indiana Bancshares, Inc.	IN	260,175	29,266	29,266	0.53	0.47	4.33	3.84	OTC BB	1,417,503	26,224
CFFN	Capitol Federal Financial, Inc.	KS	9,239,764	1,624,502	1,624,502	0.76	0.76	4.00	4.00	NASDAQ	147,841,368	1,795,533
FFSL	First Independence Corporation	KS	145,267	15,340	15,340	(0.22)	(0.22)	(2.23)	(2.23)	Pink Sheet	835,163	6,005
HFBC	Heritage Bank USA, Inc.	KY	949,395	98,073	97,878	0.43	0.22	3.78	1.94	NASDAQ	7,503,039	81,033
PBSK	Poage Bankshares, Inc.	KY	299,786	58,488	58,488	0.51	0.51	2.72	2.71	NASDAQ	3,229,165	48,437
CTUY	Century Next Financial Corporation	LA	126,341	19,670	19,670	0.60	0.59	3.54	3.52	OTC BB	1,053,409	15,801
FPBF	FPB Financial Corp.	LA	200,394	17,979	17,979	0.99	0.99	10.95	10.95	Pink Sheet	1,103,865	16,966
HIBE	Hibernia Bancorp, Inc.	LA	107,247	22,004	22,004	0.15	0.15	0.69	0.69	OTC BB	990,494	16,838
HBCP	Home Bancorp, Inc.	LA	971,764	138,159	138,159	0.88	0.84	6.01	5.74	NASDAQ	7,141,691	132,121
HFBL	Home Federal Bancorp, Inc. Of Louisian	LA	277,155	41,982	41,982	1.15	1.10	6.65	6.35	NASDAQ	2,351,950	40,783
LABC	Louisiana Bancorp, Inc.	LA	315,658	56,292	56,292	0.90	0.90	5.10	5.10	NASDAQ	2,887,059	49,080
MDNB	Minden Bancorp, Inc.	LA	268,660	40,559	40,559	1.22	1.22	8.10	8.10	OTC BB	2,373,909	39,763
SIBC	State Investors Bancorp, Inc.	LA	247,651	42,786	42,786	0.20	0.20	1.10	1.10	NASDAQ	2,496,501	37,098
BLMT	BSB Bancorp, Inc.	MA	909,086	128,103	128,103	0.18	0.17	1.10	1.05	NASDAQ	9,055,808	119,084
BHLB	Berkshire Hills Bancorp, Inc.	MA	5,224,131	672,970	400,515	0.88	1.08	6.82	8.34	NYSE	25,095,578	696,653
BRKL	Brookline Bancorp, Inc.	MA	5,150,480	614,871	457,813	0.83	0.83	6.81	6.79	NASDAQ	70,370,712	610,818
CBNK	Chicopee Bancorp, Inc.	MA	596,962	91,036	91,036	0.49	0.49	3.24	3.24	NASDAQ	5,428,585	91,743

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
GTWN	Georgetown Bancorp, Inc.	MA	230,225	29,518	29,518	0.49	0.49	3.80	3.80	NASDAQ	1,886,645	26,790
HBNK	Hampden Bancorp, Inc.	MA	652,962	83,659	83,659	0.48	0.46	3.38	3.30	NASDAQ	5,629,099	83,930
HIFS	Hingham Institution for Savings	MA	1,255,649	98,026	98,026	1.12	1.12	14.34	14.34	NASDAQ	2,127,250	144,398
MFLR	Mayflower Bancorp, Inc.	MA	248,874	21,991	21,991	0.46	0.39	5.24	4.39	NASDAQ	2,059,290	38,200
PEOP	Peoples Federal Bancshares, Inc.	MA	574,531	106,967	106,967	0.26	0.26	1.36	1.36	NASDAQ	6,473,004	116,967
UBNK	United Financial Bancorp, Inc.	MA	2,448,350	300,319	259,656	0.35	0.69	2.67	5.19	NASDAQ	19,647,932	297,666
WEBK	Wellesley Bancorp, Inc.	MA	396,743	45,671	45,671	0.69	0.69	5.55	5.55	NASDAQ	2,460,490	44,215
WFD	Westfield Financial, Inc.	MA	1,293,635	160,417	160,417	0.48	0.31	3.17	2.04	NASDAQ	20,745,060	145,215
FMTB	Fairmount Bancorp, Inc.	MD	78,848	12,850	12,850	0.24	0.24	1.45	1.45	Pink Sheet	484,839	10,182
FRTR	Fraternity Community Bancorp, Inc.	MD	165,863	27,929	27,929	0.08	0.05	0.44	0.31	OTC BB	1,428,300	19,396
HBK	Hamilton Bancorp, Inc.	MD	325,888	65,708	62,843	(0.11)	(0.17)	(0.74)	(1.09)	NASDAQ	3,703,000	49,028
MDSN	Madison Bancorp, Inc.	MD	150,035	13,557	13,557	0.10	0.02	1.11	0.22	OTC BB	608,116	8,878
OBAF	OBA Financial Services, Inc.	MD	381,611	71,304	71,304	0.29	0.29	1.49	1.49	NASDAQ	4,048,436	74,653
PCGO	Prince George's Federal Savings Bank	MD	108,662	12,787	12,787	0.45	0.51	3.72	4.18	Pink Sheet	901,738	9,468
SVBI	Severn Bancorp, Inc.	MD	839,053	109,312	109,312	0.31	0.24	2.50	1.95	NASDAQ	10,066,679	46,810
FFNM	First Federal of Northern Michigan Banc	MI	214,788	23,941	23,842	(0.22)	(0.24)	(1.94)	(2.07)	NASDAQ	2,884,049	12,632
FBC	Flagstar Bancorp, Inc.	MI	12,735,017	1,253,735	1,253,735	0.56	0.59	6.67	7.02	NYSE	56,077,528	782,842
NWBM	Northwestern Bancorp	MI	850,907	66,975	64,925	(0.98)	(1.75)	(11.86)	(21.18)	OTC BB	197,000	31,717
STBI	Sturgis Bancorp, Inc.	MI	316,104	27,691	22,582	0.56	0.56	6.75	6.75	Pink Sheet	2,047,093	16,377
WBKC	Wolverine Bancorp, Inc.	MI	287,138	62,912	62,912	0.60	0.60	2.67	2.67	NASDAQ	2,423,685	46,389
HMNF	HMN Financial, Inc.	MN	560,974	61,162	61,162	0.72	0.72	7.73	7.73	NASDAQ	4,393,073	31,235
REDW	Redwood Financial, Inc	MN	207,907	26,240	22,034	1.28	1.26	9.88	9.74	Pink Sheet	446,980	11,175
WEFP	Wells Financial Corp.	MN	248,125	26,037	26,037	0.52	0.52	4.92	4.92	Pink Sheet	769,655	15,716
CCFC	CCSB Financial Corp.	MO	97,238	9,909	9,909	(0.73)	(0.74)	(7.22)	(7.37)	Pink Sheet	780,303	7,023
FBSI	First Bancshares, Inc.	MO	192,795	13,763	13,763	0.04	0.00	0.50	0.02	Pink Sheet	1,550,815	12,019
LXMO	Lexington B & L Financial Corp.	MO	138,120	14,522	13,733	(0.46)	(0.46)	(4.46)	(4.53)	Pink Sheet	541,293	6,496
LBCP	Liberty Bancorp, Inc.	MO	461,477	63,017	61,261	0.78	1.15	5.27	7.82	OTC BB	3,040,269	33,625
NASB	NASB Financial, Inc.	MO	1,142,405	190,575	188,279	2.39	2.38	16.63	16.53	NASDAQ	7,867,614	205,895
PULB	Pulaski Financial Corp.	MO	1,348,402	123,293	119,354	0.99	0.89	10.59	9.51	NASDAQ	11,047,524	105,504
SJBA	St. Joseph Bancorp, Inc.	MO	34,428	6,289	6,289	0.38	0.38	2.09	2.09	OTC BB	376,918	3,958
EBMT	Eagle Bancorp Montana, Inc.	MT	510,534	49,232	41,420	0.47	0.57	3.72	4.52	NASDAQ	3,898,685	41,599
ASBB	ASB Bancorp, Inc.	NC	752,634	103,850	103,850	0.16	(0.27)	1.10	(1.83)	NASDAQ	5,284,323	86,716
HTBI	Hometrust Bancshares, Inc	NC	1,583,323	367,515	367,515	0.56	0.56	2.90	2.90	NASDAQ	20,824,900	353,190
KSBI	KS Bancorp, Inc.	NC	310,968	24,590	24,590	0.26	0.15	3.21	1.94	OTC BB	1,309,501	10,476
LTLB	Little Bank, Inc	NC	303,048	28,991	28,991	0.83	0.74	7.56	6.76	Pink Sheet	2,810,996	29,515

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
SSFC	South Street Financial Corp	NC	275,996	23,406	23,406	0.31	0.31	3.77	3.77	OTC BB	2,520,777	12,856
MCBK	Madison County Financial, Inc.	NE	279,972	62,605	61,392	1.18	1.18	6.50	6.50	NASDAQ	3,193,054	56,421
GUAA	Guaranty Bancorp, Inc.	NH	391,219	36,403	36,403	0.72	0.49	7.51	5.17	Pink Sheet	971,787	9,718
NHTB	New Hampshire Thrift Bancshares, Inc.	NH	1,220,005	129,409	90,938	0.63	0.46	6.25	4.55	NASDAQ	7,088,896	101,442
CBNJ	Cape Bancorp, Inc.	NJ	1,050,540	145,627	122,796	0.49	0.43	3.40	2.99	NASDAQ	12,853,615	122,109
COBK	Colonial Financial Services, Inc.	NJ	625,601	62,046	62,046	(0.15)	(0.27)	(1.41)	(2.47)	NASDAQ	3,853,058	52,016
HCBK	Hudson City Bancorp, Inc.	NJ	39,696,453	4,660,900	4,508,791	0.48	0.47	4.26	4.16	NASDAQ	528,419,170	4,848,246
OSHC	Ocean Shore Holding Co.	NJ	1,031,999	105,304	100,018	0.47	0.46	4.62	4.59	NASDAQ	6,970,746	96,336
OCFC	OceanFirst Financial Corp.	NJ	2,305,664	216,278	216,278	0.80	0.80	8.40	8.39	NASDAQ	17,602,816	273,724
ORIT	Oritani Financial Corp.	NJ	2,831,922	518,710	518,710	1.45	1.45	7.62	7.62	NASDAQ	45,391,031	711,731
PFS	Provident Financial Services, Inc.	NJ	7,274,079	986,594	629,579	0.97	0.94	7.12	6.90	NYSE	59,863,653	944,648
ROMA	Roma Financial Corporation	NJ	1,731,660	217,197	215,371	(0.04)	(0.06)	(0.35)	(0.49)	NASDAQ	30,166,769	547,829
AF	Astoria Financial Corporation	NY	16,101,065	1,443,145	1,257,994	0.35	0.31	4.52	3.91	NYSE	98,865,122	1,065,766
CMSB	CMS Bancorp, Inc.	NY	262,490	23,179	23,179	0.21	0.21	2.51	2.46	NASDAQ	1,862,803	16,952
CARV	Carver Bancorp, Inc.	NY	634,221	52,845	52,845	0.25	0.20	2.73	2.21	NASDAQ	3,695,717	20,105
DCOM	Dime Community Bancshares, Inc.	NY	3,951,243	408,905	353,267	1.04	1.02	10.65	10.43	NASDAQ	36,054,813	552,360
ESBK	Elmira Savings Bank, FSB	NY	516,137	56,745	44,163	1.00	0.71	8.18	5.81	NASDAQ	2,402,545	51,775
NYCB	New York Community Bancorp, Inc.	NY	44,185,838	5,688,461	3,228,908	1.15	1.12	8.83	8.62	NYSE	440,858,405	6,172,018
ONFC	Oneida Financial Corp.	NY	698,473	91,174	64,376	0.77	0.67	5.79	4.98	NASDAQ	7,024,596	95,815
PFDB	Patriot Federal Bank	NY	98,053	8,058	7,877	(0.06)	(0.02)	(0.69)	(0.27)	Pink Sheet	957,544	5,305
PBNY	Provident New York Bancorp	NY	3,824,429	480,165	310,847	0.63	0.47	4.69	3.50	NYSE	44,353,276	414,260
TRST	Trustco Bank Corp NY	NY	4,443,204	348,623	348,623	0.88	0.84	10.87	10.34	NASDAQ	94,203,753	512,468
ASBN	ASB Financial Corp.	OH	260,643	21,316	18,687	0.62	0.84	7.42	10.10	Pink Sheet	1,594,034	21,519
CFBK	Central Federal Corporation	OH	244,614	22,308	22,278	(1.63)	(1.63)	(20.89)	(20.89)	NASDAQ	15,823,710	20,729
CHEV	Cheviot Financial Corp.	OH	598,294	93,704	82,761	0.37	0.37	2.20	2.20	NASDAQ	6,836,903	77,462
CIBN	Community Investors Bancorp, Inc.	OH	119,308	10,339	10,339	0.14	0.11	1.47	1.17	Pink Sheet	795,190	5,964
FFDF	FFD Financial Corporation	OH	245,325	22,096	22,096	1.04	1.04	11.90	11.90	OTC BB	1,021,606	20,841
FDEF	First Defiance Financial Corp.	OH	2,066,216	264,497	198,882	1.08	1.02	8.40	7.91	NASDAQ	9,776,057	220,450
FNFI	First Niles Financial, Inc.	OH	98,653	11,394	11,394	(0.06)	(0.08)	(0.44)	(0.59)	OTC BB	1,316,478	13,165
HCFL	Home City Financial Corporation	OH	143,419	13,666	13,666	0.77	0.67	7.99	6.98	Pink Sheet	805,004	10,336
HLFN	Home Loan Financial Corporation	OH	164,594	21,529	21,529	1.71	1.71	13.83	13.83	OTC BB	1,398,506	23,411
PPSF	Peoples-Sidney Financial Corporation	OH	119,861	15,390	15,390	0.48	0.55	4.08	4.67	Pink Sheet	1,245,410	13,077
PFOH	Perpetual Federal Savings Bank	OH	355,716	59,588	59,588	1.04	1.04	6.37	6.37	Pink Sheet	2,470,032	46,560
UCFC	United Community Financial Corp.	OH	1,787,071	183,759	183,567	(0.96)	(1.13)	(9.32)	(10.95)	NASDAQ	50,188,664	233,377
VERF	Versailles Financial Corporation	OH	48,503	9,642	9,642	0.44	0.36	2.18	1.77	OTC BB	392,044	5,489

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
WAYN	Wayne Savings Bancshares, Inc.	OH	405,789	38,552	36,750	0.50	0.50	5.01	5.01	NASDAQ	2,905,999	28,624
ALLB	Alliance Bancorp, Inc. of Pennsylvania	PA	446,634	79,484	79,484	0.41	0.41	2.36	2.36	NASDAQ	5,135,940	75,036
ESBF	ESB Financial Corporation	PA	1,896,673	184,245	142,438	0.77	0.74	7.83	7.51	NASDAQ	17,638,379	213,954
ESSA	ESSA Bancorp, Inc.	PA	1,378,417	165,050	153,526	0.36	0.32	2.74	2.38	NASDAQ	12,215,926	133,887
EKFC	Eureka Financial Corp.	PA	142,094	22,238	22,238	0.96	0.96	6.05	6.05	OTC BB	1,266,686	21,597
FFCO	FedFirst Financial Corporation	PA	314,370	53,641	53,641	0.80	0.80	4.58	4.58	NASDAQ	2,499,892	46,273
FXCB	Fox Chase Bancorp, Inc.	PA	1,122,354	173,426	173,426	0.60	0.50	3.42	2.89	NASDAQ	9,674,428	164,465
HARL	Harleysville Savings Financial Corporati	PA	796,628	61,156	61,156	0.59	0.59	8.05	7.98	Pink Sheet	3,781,917	71,856
MLVF	Malvern Bancorp, Inc.	PA	665,907	94,549	94,549	0.03	(0.03)	0.23	(0.25)	NASDAQ	6,558,473	78,505
NWBI	Northwest Bancshares, Inc.	PA	7,963,814	1,128,233	950,938	0.76	0.75	5.27	5.24	NASDAQ	93,877,847	1,268,290
PBCP	Polonia Bancorp, Inc.	PA	277,203	41,131	41,131	(0.14)	(0.14)	(1.07)	(1.07)	NASDAQ	3,511,276	32,479
QNTO	Quaint Oak Bancorp, Inc.	PA	123,769	16,899	16,899	0.66	0.66	4.52	4.52	Pink Sheet	983,821	15,790
STND	Standard Financial Corp.	PA	437,754	76,170	67,008	0.63	0.63	3.52	3.49	OTC BB	3,222,476	61,388
THRD	TF Financial Corporation	PA	714,781	83,453	79,129	0.86	0.86	7.33	7.33	NASDAQ	2,842,095	72,189
UASB	United-American Savings Bank	PA	81,666	6,516	6,516	0.72	0.67	8.19	7.55	OTC BB	309,547	6,500
WVFC	WVS Financial Corp.	PA	287,576	31,828	31,828	0.39	0.38	3.47	3.40	NASDAQ	2,057,930	23,460
FCPB	First Capital Bancshares, Inc	SC	58,284	6,946	6,946	0.28	0.57	2.43	4.88	Pink Sheet	563,720	1,550
HFFC	HF Financial Corp.	SD	1,217,512	97,271	92,333	0.50	0.35	6.00	4.20	NASDAQ	7,055,020	91,786
CASH	Meta Financial Group, Inc.	SD	1,659,938	128,035	125,698	0.73	0.56	9.26	7.07	NASDAQ	5,513,014	144,882
AFCB	Athens Bancshares Corporation	TN	298,696	44,871	44,871	0.86	0.86	5.26	5.26	NASDAQ	2,138,536	38,493
FABK	First Advantage Bancorp	TN	381,030	65,535	65,535	0.52	0.52	2.85	2.81	NASDAQ	3,926,526	50,063
JFBI	Jefferson Bancshares, Inc.	TN	503,028	53,025	51,874	0.31	0.31	3.00	2.99	NASDAQ	6,601,091	37,296
SFBK	SFB Bancorp, Inc	TN	56,260	12,476	12,476	1.12	1.03	5.21	4.81	Pink Sheet	570,522	9,699
UNTN	United Tennessee Bankshares, Inc	TN	186,904	16,822	16,789	0.82	0.87	9.03	9.54	Pink Sheet	1,142,999	14,688
BAFI	BancAffiliated, Inc	TX	417,033	38,853	38,853	1.44	(2.22)	14.54	(22.52)	Pink Sheet	278,450	12,530
SPBC	SP Bancorp, Inc.	TX	304,135	33,737	33,737	0.58	0.54	5.14	4.75	NASDAQ	1,638,750	30,890
FRNK	Franklin Financial Corporation	VA	1,050,630	239,160	239,160	0.86	0.75	3.70	3.22	NASDAQ	12,506,840	225,248
ANCB	Anchor Bancorp	WA	452,179	52,368	52,368	(0.05)	(0.06)	(0.47)	(0.56)	NASDAQ	2,464,433	41,329
FFNW	First Financial Northwest, Inc.	WA	902,215	187,075	187,075	1.95	1.99	10.02	10.21	NASDAQ	17,190,621	177,235
HMST	HomeStreet, Inc.	WA	2,776,124	268,321	268,321	2.71	2.69	27.88	27.68	NASDAQ	14,406,676	309,023
RVSB	Riverview Bancorp, Inc.	WA	774,578	80,779	55,158	0.75	0.75	7.81	7.81	NASDAQ	22,471,890	56,404
SFBC	Sound Financial Bancorp, Inc.	WA	409,565	45,497	45,497	0.92	0.93	8.70	8.82	NASDAQ	2,586,810	35,595
TSBK	Timberland Bancorp, Inc.	WA	732,775	89,234	83,433	0.68	0.58	5.59	4.76	NASDAQ	7,045,036	59,319
WAFD	Washington Federal, Inc.	WA	13,012,483	1,922,892	1,658,174	1.10	0.63	7.51	4.28	NASDAQ	103,422,427	1,952,615
BKMU	Bank Mutual Corporation	WI	2,356,807	277,476	277,476	0.38	0.38	3.48	3.50	NASDAQ	46,432,284	261,878

KELLER & COMPANY
Dublin, Ohio
614-766-1426

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

			ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		State	Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
CZWI	Citizens Community Bancorp, Inc.	WI	551,919	53,822	53,590	0.18	0.27	1.77	2.65	NASDAQ	5,154,891	36,085
WSBF	Waterstone Financial, Inc.	WI	1,632,876	209,345	209,345	2.16	2.15	18.83	18.78	NASDAQ	31,349,317	318,509
CRZY	Crazy Woman Creek Bancorp, Inc	WY	133,384	14,153	14,021	0.03	(0.12)	0.27	(1.10)	Pink Sheet	638,121	6,828

KEY FINANCIAL DATA AND RATIOS
PUBLICLY-TRADED FDIC-INSURED SAVINGS INSTITUTIONS
(EXCLUDING MUTUAL HOLDING COMPANIES)
MOST RECENT FOUR QUARTERS

	State	ASSETS AND EQUITY			PROFITABILITY				CAPITAL ISSUES		
		Total Assets ($000)	Total Equity ($000)	Total Tang. Equity ($000)	ROAA (%)	Core ROAA (%)	ROAE (%)	Core ROAE (%)	Exchange	Number of Shares Outstg.	Mkt. Value of Shares ($M)
ALL THRIFTS											
AVERAGE		1,864,535	231,434	192,183	0.85	0.71	6.87	5.71		18,714,272	235,664
MEDIAN		463,552	61,090	60,306	0.60	0.56	4.69	4.43		3,207,765	48,733
HIGH		44,185,838	5,688,461	4,508,791	2.71	4.36	34.30	40.53		528,419,170	6,172,018
LOW		34,428	361	361	(3.20)	(3.20)	(28.67)	(31.97)		197,000	103
AVERAGE FOR STATE											
MI		2,880,791	287,051	285,599	0.46	0.49	5.36	5.67		12,725,871	177,991
AVERAGE BY REGION											
MIDWEST		748,789	81,624	78,989	0.44	0.42	4.27	4.03		6,641,268	66,870
NORTH CENTRAL		1,131,622	164,171	162,739	0.84	0.81	5.58	5.33		13,016,804	168,485
NORTHEAST		3,948,817	493,129	371,092	0.73	0.72	0.73	0.72		41,561,045	516,026
SOUTHEAST		1,164,792	140,069	134,912	1.68	0.68	15.29	6.17		11,028,456	139,841
SOUTHWEST		341,072	341,072	47,547	0.76	0.74	5.26	5.16		3,837,607	49,915
WEST		1,785,937	230,698	211,885	1.23	1.01	9.44	7.70		14,169,713	244,309
AVERAGE BY EXCHANGE											
NYSE		13,518,683	1,539,981	1,102,829	1.08	0.91	9.95	8.39		107,912,729	1,538,362
NASDAQ		1,994,761	258,622	225,953	0.70	0.65	5.27	4.89		22,169,035	271,946
OTC		231,364	26,235	25,754	0.40	0.36	3.47	3.14		1,356,890	19,248
PINK SHEETS		258,009	32,741	30,673	1.79	0.04	15.02	0.34		3,270,161	21,579

KELLER & COMPANY
Dublin, Ohio
614-766-1426

RECENT STANDARD CONVERSIONS
PRICE CHANGES FROM IPO DATE

Company Name	Ticker	Conversion Date	Exchange	Percentage Price Change From Initial Trading Date: One Day	One Week	One Month	Through 10/17/13
Quarry City S&L Assn.	QRRY	7/26/2013	OTCBB	7.50 %	2.00 %	0.50 %	0.10 %
Sunnyside Bancorp Inc.	SNNY	7/16/2013	OTCBB	5.00	4.50	0.10	-1.30
Westbury Bancorp, Inc.	WBB	4/10/2013	NASDAQ	35.20	36.00	33.30	41.30
Meetinghouse Bancorp	MTGB	11/20/2012	OTCBB	12.50	27.50	20.00	21.00
Hamilton Bancorp, Inc.	HBK	10/10/2012	NASDAQ	19.00	16.50	12.60	45.20
Madison County Financial, Inc.	MCBK	10/4/2012	NASDAQ	48.90	45.50	43.60	73.10
Hometrust Bancshares, Inc.	HTBI	7/11/2012	NASDAQ	17.00	25.80	25.80	61.50
FS Bancorp, Inc.	FSBW	7/10/2012	NASDAQ	0.10	0.40	2.10	66.60
Wellesley Bancorp, Inc.	WEBK	1/26/2012	NASDAQ	20.00	21.00	22.90	74.50
West End Indiana Bancshares, Inc.	WEIN	1/11/2012	OTCBB	12.60	11.50	20.00	91.00
		AVERAGE		**17.78 %**	**19.07 %**	**18.09 %**	**47.30 %**
		MEDIAN		**14.80**	**18.75**	**20.00**	**53.35**

EXHIBIT 3

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP CHARACTERISTICS AND BALANCE SHEET TOTALS

				Number of Offices	Exchange	Most Recent Quarter Total Assets ($000)	Int. Earning Assets ($000)	Total Net Loans ($000)	Goodwill and Intang. ($000)	Total Deposits ($000)	Total Equity ($000)
SUBJECT											
	EDGEWATER BANK	**ST. Joseph**	**MI**	**6**	**--**	**119,507**	**110,934**	**83,939**	**526**	**108,955**	**9,738**
COMPARABLE GROUP											
ALLB	Alliance Bancorp, Inc. of Pennsylvania	Broomall	PA	8	NASDAQ	446,634	423,285	283,086	0	358,501	79,484
CZWI	Citizens Community Bancorp, Inc.	Eau Claire	WI	25	NASDAQ	551,919	540,540	432,134	232	442,208	53,822
FFCO	FedFirst Financial Corporation	Monessen	PA	7	NASDAQ	314,370	295,823	255,362	1,149	223,028	53,641
FABK	First Advantage Bancorp	Clarksville	TN	7	NASDAQ	381,030	367,196	305,376	0	283,387	65,535
FCLF	First Clover Leaf Financial Corp.	Edwardsville	IL	5	NASDAQ	597,768	547,530	367,124	12,657	467,871	75,331
IROQ	IF Bancorp, Inc.	Watseka	IL	4	NASDAQ	547,535	527,424	315,775	502	371,203	81,749
JFBI	Jefferson Bancshares, Inc.	Morristown	TN	10	NASDAQ	503,028	443,492	321,396	1,151	399,642	53,025
STND	Standard Financial Corp.	Monroeville	PA	10	NASDAQ	437,754	409,005	290,100	9,276	325,546	76,170
WAYN	Wayne Savings Bancshares, Inc.	Wooster	OH	11	NASDAQ	405,789	379,654	249,653	2,086	332,100	38,552
WBKC	Wolverine Bancorp, Inc.	Midland	MI	4	NASDAQ	287,138	287,508	246,312	88	158,508	62,912
	Average			9.1		447,297	422,146	306,632	2,714	336,199	64,022
	Median			7.5		442,194	416,145	297,738	826	345,301	64,224
	High			25.0		597,768	547,530	432,134	12,657	467,871	81,749
	Low			4.0		287,138	287,508	246,312	0	158,508	38,552

EXHIBIT 5

KELLER & COMPANY
Columbus, Ohio
614-766-1426

VALUATION ANALYSIS AND CALCULATION - FULL CONVERSION

EDGEWATER BANK

Pricing ratios and parameters:

Pro Forma	Symbol	Midpoint Ratios	Comparable Group Average	Comparable Group Median	All Thrifts Average	All Thrifts Median
Price to earnings	P/E	NM	23.32	22.84	20.06	16.54
Price to core earnings	P/CE	NM	22.94	24.08	16.69	15.85
Price to book value	P/B	57.13%	81.66%	80.32%	92.11%	88.96%
Price to tangible book value	P/TB	59.42%	84.94%	87.91%	99.41%	91.59%
Price to assets	P/A	6.32%	12.26%	13.58%	11.39%	11.12%

Pre conversion earnings	(Y)	$ (1,677,000)	For the twelve months ended Sept 30, 2013
Pre conversion core earnings	(CY)	$ (732,000)	
Pre conversion book value	(B)	$ 8,088,000	At Sept 30, 2013, as adjusted for withdrawal
Pre conversion tang. book value	(TB)	$ 7,562,000	from defined benefit plan
Pre conversion assets	(A)	$ 117,857,000	

Conversion expense	(X)	16.67%	Percent sold	(PCT)	100.00%
ESOP stock purchase	(E)	8.00%	Option % granted	(OP)	10.00%
ESOP cost of borrowings, net	(S)	0.00%	Est. option value	(OV)	32.68%
ESOP term (yrs.)	(T)	25	Option maturity	(OM)	10
RRP amount	(M)	4.00%	Option % taxable	(OT)	25.00%
RRP term (yrs.)	(N)	5	Price per share	(P)	$ 10.00
Tax rate	(TAX)	34.00%			
Investment rate of return, pretax		1.55%			
Investment rate of return, net	(RR)	1.02%			

Formulae to indicate value after conversion:

1. P/CE method: Value = P/CE*CY / ((1-P/CE*(PCT)*((1-X-E-M)*(RR*(1-TAX))-((1-TAX)*E/T)-((1-TAX)*M/N)-((1-TAX)*OT)*(OP*OV)/OM))) = $ 7,800,000

2. P/B method: Value = P/B*(B) / (1-PB*(PCT)*(1-X-E-M)) = $ 7,800,000

3. P/A method: Value = P/A*(A) / (1-PA*(PCT)*(1-X-E-M)) = $ 7,800,000

VALUATION CORRELATION AND CONCLUSIONS:

	Public Shares Sold	Gross Proceeds of Public Offering	Price per Share	Total Shares Issued	TOTAL VALUE
Midpoint	**780,000**	**$7,800,000**	**10.00**	**780,000**	**$7,800,000**
Minimum	663,000	$6,630,000	10.00	663,000	$6,630,000
Maximum	897,000	$8,970,000	10.00	897,000	$8,970,000
Maximum, as adjusted	1,031,550	$10,315,500	10.00	1,031,550	$10,315,500

KELLER & COMPANY
Dublin, Ohio
614-766-1426

COMPARABLE GROUP MARKET, PRICING AND FINANCIAL RATIOS

FINANCIAL DATA MOST RECENT FOUR QUARTERS

EXHIBIT 6

	Market Data				Pricing Ratios					Dividends			Financial Ratios		
	Market Value ($M)	Price/ Share ($)	12 Mo. EPS ($)	Bk. Value /Share ($)	Price/ Earnings (X)	Price/ Book Value (%)	Price/ Assets (%)	Price/ Tang. Bk. Val. (%)	Price/ Core Earnings (%)	12 Mo. Div./ Share ($)	Dividend Yield (%)	Payout Ratio (%)	Equity/ Assets (%)	Core ROAA (%)	Core ROAE (%)
EDGEWATER BANK															
Appraised value - midpoint	**7,800**	**10.00**	**(1.08)**	**17.50**	**NM**	**57.13**	**6.32**	**59.42**	**NM**	**0.00**	**0.00**	**0.00**	11.06	(0.63)	(5.71)
Minimum	6,630	10.00	(1.27)	19.04	NM	52.53	5.42	54.81	NM	0.00	0.00	0.00	10.31	(0.63)	(6.13)
Maximum	8,970	10.00	(0.95)	16.37	NM	61.10	7.21	63.37	NM	0.00	0.00	0.00	11.80	(0.63)	(5.34)
Maximum, as adjusted	10,316	10.00	(0.83)	15.38	NM	65.02	8.21	67.25	NM	0.00	0.00	0.00	12.63	(0.63)	(4.98)
ALL THRIFTS (182)															
Average	244,921	15.64	0.83	19.21	20.06	92.11	11.39	99.41	16.69	0.28	1.65	59.51	12.78	0.71	5.77
Median	50,372	14.05	0.61	15.31	16.54	88.96	11.12	91.59	15.85	0.08	0.68	9.15	11.96	0.49	4.20
MICHIGAN THRIFTS (5)															
Average	198,634	41.52	(4.50)	83.16	4.54	65.88	7.57	71.79	4.59	0.00	0.00	0.00	11.73	0.60	7.11
Median	31,520	15.79	0.73	16.46	8.76	59.82	6.04	75.44	8.79	0.00	0.00	0.00	9.04	0.59	2.77
COMPARABLE GROUP (10)															
Average	52,097	13.26	0.61	16.10	23.32	81.66	12.26	84.94	22.94	0.11	0.71	14.44	14.84	0.53	3.51
Median	48,829	13.53	0.66	14.43	22.84	80.32	13.58	87.91	24.08	0.00	0.00	0.00	15.48	0.58	3.27
COMPARABLE GROUP															
ALLB Alliance Bancorp, Inc. of Pennsylva	73,701	14.35	0.45	14.56	31.95	98.57	17.17	98.57	31.89	0.20	1.37	43.63	17.42	0.52	2.99
CZWI Citizens Community Bancorp, Inc.	37,682	7.31	0.22	10.68	33.23	68.43	6.95	68.43	25.21	0.00	0.00	0.00	10.15	0.28	2.77
FFCO FedFirst Financial Corporation	47,498	19.00	0.96	21.36	19.79	88.96	15.30	90.77	19.39	0.43	2.29	45.29	17.20	0.79	4.53
FABK First Advantage Bancorp	50,159	12.70	0.51	14.31	24.71	88.77	13.72	88.77	24.90	0.00	0.00	0.00	15.46	0.29	1.86
FCLF First Clover Leaf Financial Corp.	61,732	8.52	0.59	10.53	14.42	80.93	10.40	96.87	15.78	0.00	0.00	0.00	12.85	0.71	5.09
IROQ IF Bancorp, Inc.	73,785	16.05	0.80	18.52	20.11	86.65	13.43	87.04	23.26	0.00	0.00	0.00	15.50	0.62	3.72
JFBI Jefferson Bancshares, Inc.	37,323	5.65	0.21	8.11	26.91	69.66	7.38	69.66	26.91	0.00	0.00	0.00	10.59	0.25	2.51
STND Standard Financial Corp.	60,840	18.88	0.90	23.76	20.98	79.47	13.94	90.33	20.98	0.18	0.93	19.45	17.55	0.64	3.54
WAYN Wayne Savings Bancshares, Inc.	31,298	10.77	0.74	13.51	14.55	79.72	7.95	83.54	14.55	0.27	2.48	36.07	9.97	0.53	5.34
WBKC Wolverine Bancorp, Inc.	46,947	19.37	0.73	25.68	26.53	75.44	16.35	75.44	26.53	0.00	0.00	0.00	21.67	0.62	2.77

EXHIBIT 7

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
EDGEWATER BANK
At the MINIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	6,630,000
Less: Estimated offering expenses		1,300,000
Net offering proceeds	$	5,330,000

2. Generation of Additional Income

Net offering proceeds	$	5,330,000
Less: Stock-based benefit plans [2]		795,600
Net offering proceeds invested	$	4,534,400
Investment rate, after taxes		1.02%
Earnings increase - return on proceeds invested	$	46,387
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		14,003
Less: Stock-based incentive plan expense, net of taxes		35,006
Less: Option expense, net of applicable taxes		39,675
Net earnings increase (decrease)	$	(42,297)

3. Comparative Pro Forma Earnings

		Net		Core
Before conversion - 12 months ended 9/30/13	$	(1,677,000)	$	(732,000)
Net earnings increase		(42,297)		(42,297)
After conversion	$	(1,719,297)	$	(774,297)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/13	$	8,088,000	$	7,562,000
Net cash conversion proceeds		4,534,400		4,534,400
After conversion	$	12,622,400	$	12,096,400

5. Comparative Pro Forma Assets

Before conversion - 9/30/13	$	117,857,000
Net cash conversion proceeds		4,534,400
After conversion	$	122,391,400

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 8

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
EDGEWATER BANK
At the MIDPOINT

1. Gross Offering Proceeds

Offering proceeds [1]	$ 7,800,000
Less: Estimated offering expenses	1,300,000
Net offering proceeds	$ 6,500,000

2. Generation of Additional Income

Net offering proceeds	$ 6,500,000
Less: Stock-based benefit plans [2]	936,000
Net offering proceeds invested	$ 5,564,000
Investment rate, after taxes	1.02%
Earnings increase - return on proceeds invested	$ 56,920
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings, net of taxes	16,474
Less: Stock-based incentive plan expense, net of taxes	41,184
Less: Option expense, net of applicable taxes	46,676
Net earnings increase (decrease)	$ (47,414)

3. Comparative Pro Forma Earnings

	Regular	Core
Before conversion - 12 months ended 9/30/13	$ (1,677,000)	$ (732,000)
Net earnings increase	(47,414)	(47,414)
After conversion	$ (1,724,414)	$ (779,414)

4. Comparative Pro Forma Net Worth [3]

	Total	Tangible
Before conversion - 9/30/13	$ 8,088,000	$ 7,562,000
Net cash conversion proceeds	5,564,000	5,564,000
After conversion	$ 13,652,000	$ 13,126,000

5. Comparative Pro Forma Assets

Before conversion - 9/30/13	$ 117,857,000
Net cash conversion proceeds	5,564,000
After conversion	$ 123,421,000

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 9

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
EDGEWATER BANK
At the MAXIMUM

1. Gross Offering Proceeds

Offering proceeds [1]	$	8,970,000
Less: Estimated offering expenses		1,300,000
Net offering proceeds	$	7,670,000

2. Generation of Additional Income

Net offering proceeds	$	7,670,000
Less: Stock-based benefit plans [2]		1,076,400
Net offering proceeds invested	$	6,593,600
Investment rate, after taxes		1.02%
Earnings increase - return on proceeds invested	$	67,453
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		18,945
Less: Stock-based incentive plan expense, net of taxes		47,362
Less: Option expense, net of applicable taxes		53,677
Net earnings increase (decrease)	$	(52,531)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 9/30/13	$	(1,677,000)	$	(732,000)
Net earnings increase		(52,531)		(52,531)
After conversion	$	(1,729,531)	$	(784,531)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/13	$	8,088,000	$	7,562,000
Net cash conversion proceeds		6,593,600		6,593,600
After conversion	$	14,681,600	$	14,155,600

5. Comparative Pro Forma Assets

Before conversion - 9/30/13	$	117,857,000
Net cash conversion proceeds		6,593,600
After conversion	$	124,450,600

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 10

KELLER & COMPANY
Columbus, Ohio
614-766-1426

PROJECTED EFFECT OF CONVERSION PROCEEDS
EDGEWATER BANK
At the Maximum, as adjusted

1. Gross Offering Proceeds

Offering proceeds [1]	$	10,315,500
Less: Estimated offering expenses		1,300,000
Net offering proceeds	$	9,015,500

2. Generation of Additional Income

Net offering proceeds	$	9,015,500
Less: Stock-based benefit plans [2]		1,237,860
Net offering proceeds invested	$	7,777,640
Investment rate, after taxes		1.02%
Earnings increase - return on proceeds invested	$	79,565
Less: Estimated cost of ESOP borrowings		0
Less: Amortization of ESOP borrowings, net of taxes		21,786
Less: Stock-based incentive plan expense, net of taxes		54,466
Less: Option expense, net of applicable taxes		61,729
Net earnings increase (decrease)	$	(58,416)

3. Comparative Pro Forma Earnings

		Regular		Core
Before conversion - 12 months ended 9/30/13	$	(1,677,000)	$	(732,000)
Net earnings increase		(58,416)		(58,416)
After conversion	$	(1,735,416)	$	(790,416)

4. Comparative Pro Forma Net Worth [3]

		Total		Tangible
Before conversion - 9/30/13	$	8,088,000	$	7,562,000
Net cash conversion proceeds		7,777,640		7,777,640
After conversion	$	15,865,640	$	15,339,640

5. Comparative Pro Forma Assets

Before conversion - 9/30/13	$	117,857,000
Net cash conversion proceeds		7,777,640
After conversion	$	125,634,640

(1) Represents gross proceeds of public offering.
(2) Represents stock-based incentive plans.
(3) RRP is omitted from net worth.

EXHIBIT 11

KELLER & COMPANY
Columbus, Ohio
614-766-1426

SUMMARY OF VALUATION PREMIUM OR DISCOUNT

	EDGEWATER BANK		Premium or (discount) from comparable group. Average	Median
Midpoint:				
Price/earnings	NM x		NM	NM
Price/book value	57.13 %	*	(30.03)%	(28.87)%
Price/assets	6.32 %		(48.45)%	(53.46)%
Price/tangible book value	59.42 %		(30.04)%	(32.40)%
Price/core earnings	NM x		NM	NM
Minimum of range:				
Price/earnings	NM x		NM	NM
Price/book value	52.53 %	*	(35.68)%	(34.61)%
Price/assets	5.42 %		(55.81)%	(60.10)%
Price/tangible book value	54.81 %		(35.47)%	(37.65)%
Price/core earnings	NM x		NM	NM
Maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	61.10 %	*	(25.18)%	(23.94)%
Price/assets	7.21 %		(41.21)%	(46.92)%
Price/tangible book value	63.37 %		(25.40)%	(27.91)%
Price/core earnings	NM x		NM	NM
Super maximum of range:				
Price/earnings	NM x		NM	NM
Price/book value	65.02 %	*	(20.38)%	(19.05)%
Price/assets	8.21 %		(33.03)%	(39.53)%
Price/tangible book value	67.25 %		(20.83)%	(23.50)%
Price/core earnings	NM x		NM	NM

* Represents pricing ratio associated with primary valuation method.